UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 28, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the first tranche of the share buy-back programme for 2022 was announced: 9 February 2022.

The duration of the first tranche of the buy-back programme for 2022: 10 February to 25 March 2022.

Size of the buy-back programme: Up to 58,036,190 shares, with a maximum total consideration for the first tranche: USD 330,000,000.

From 21 March until 25 March, Equinor ASA has purchased a total of 1,200,401 own shares at the Oslo Stock Exchange at an average price of NOK 317.5369 per share.

The first tranche of the share buy-back programme for 2022 has now been completed.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
21 March	293,000	311.3862	91,236,156.60
22 March	306,500	318.0847	97,492,960.55
23 March	307,000	319.7393	98,159,965.10
24 March	150,200	321.8257	48,338,220.14
25 March	143,701	319.7219	45,944,356.75

Previously disclosed buy-backs under the first tranche of the 2022 programme (accumulated)	8,967,580	284.4290	2,550,640,161.08
Previously disclosed buy-backs under the first and second tranche of the 2021 programme (accumulated)	16,963,810	222.9006	3,781,242,696.86

Total buy-backs under the 2021 and 2022 programme	27,131,791	247.4239	6,713,054,517.08

Following the completion of the above transactions, Equinor ASA owns a total of 36,694,966 own shares, corresponding to 1.13% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 28, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer